Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE

RepliCel Retains Ubika Communication for Online Capital Market Exposure

VANCOUVER, BC – February 26, 2014 – RepliCel Life Sciences Inc. (TSXV: RP) (OTCQB: REPCF), today announced that it has retained Ubika Communication, a division of Ubika Corporation, to provide capital market exposure. Ubika offers capital market exposure services via their flagship website portal smallcapower.com (SCP) which is also featured on the Financial Post website. SCP represents a unique way for small cap companies to bridge between the traditional investor relations business model and the online world that is becoming increasingly important for maximizing shareholder value.

About RepliCel Life Sciences
RepliCel is a clinical stage biopharmaceutical company focused on developing autologous cell therapies that treat functional cellular deficits. RepliCel Tendon-01 (RCT-01) is a cell therapy for the treatment of chronic tendon injuries. RepliCel Hair-01 (RCH-01) is a cellular treatment for androgenetic alopecia (pattern baldness). Shiseido Company, Limited has an exclusive geographic license for RCH-01 in certain Asian countries including Japan, China and South Korea. Both product candidates are based on RepliCel’s innovative technology which utilizes cells isolated from a patient’s own healthy hair follicles to address specific cellular deficits. For additional information please visit www.replicel.com.

On Behalf of the Board
RepliCel Life Sciences Inc.
/s/ David Hall
David Hall, President and Chief Executive Officer

CONTACT:
Tammey George, Director of Communications
RepliCel Life Sciences
604-248-8696
tg@replicel.com

INVESTOR CONTACTS:
Westwicke Partners, LLC
Robert H. Uhl, Managing Director
(858) 356-5932
robert.uhl@westwicke.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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